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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

TRIUS THERAPEUTICS, INC.
(Name Of Subject Company (Issuer))

BRGO CORPORATION
CUBIST PHARMACEUTICALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89685K100
(CUSIP Number of Common Stock)

Thomas J. DesRosier
Senior Vice President, Chief Legal Officer, General Counsel and Secretary
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella
Christopher D. Comeau
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$820,187,779	$111,874

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934 (as amended). The transaction value was calculated by adding (1) the product of (a) $15.50, which is the sum of (i) the closing cash payment of $13.50 per share and (ii) $2.00 per share, which is the maximum amount payable with respect to the contingent value rights and (b) 48,353,557, which is the sum of (i) 48,268,557 shares of common stock, par value $0.0001 per share (the "Shares"), of Trius Therapeutics, Inc. ("Trius") issued and outstanding on August 1, 2013 and (ii) 85,000 Shares issuable with respect to Trius' employee stock purchase plan estimated as of August 1, 2013, (2) the product of (a) the difference between (x) $15.50 and (y) an exercise price of $8.84 (the weighted-average exercise price of the outstanding warrants) and (b) 1,565,134 shares issuable pursuant to outstanding warrants as of July 29, 2013, and (3) the product of (a) the difference between (x) $15.50 and (y) an exercise price of $4.56 (the weighted-average exercise price of the outstanding options), and (b) 5,510,407 shares issuable pursuant to outstanding options as of July 29, 2013.

**
The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for fiscal year 2013, issued August 31, 2012 by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a tender offer by BRGO Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), of Trius Therapeutics, Inc., a Delaware corporation (the "Company"), at a price of $13.50, in cash, for each outstanding Share, plus one non-transferrable contingent value right ("CVR"), which represents the contractual right to receive up to $2.00 in cash, if specified sales milestones are achieved in an agreed upon time period, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer to Purchase dated August 13, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Purchaser and Parent.

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   Trius Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 105, San Diego, California 92121, (858) 452-0370.

        (b)   According to the Company, as of August 1, 2013, there were 48,268,557 Shares issued and outstanding, up to 5,510,407 Shares issuable upon the vesting and exercise of outstanding options, 1,565,134 Shares issuable upon the exercise of outstanding warrants, and an estimated 85,000 Shares issuable with respect to the Company's employee stock purchase plan.

        (c)   The Shares are traded on The NASDAQ Global Market under the symbol "TSRX." The information set forth in Section 6 "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c) The information set forth in Section 9 "Information Concerning Cubist and Purchaser" of the Offer to Purchase and Annex I "Directors and Executive Officers of Cubist and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the "Summary Term Sheet," Section 1 "Terms of the Offer," Section 2 "Procedures for Tendering Shares," Section 3 "Withdrawal Rights," Section 4 "Acceptance for Payment and Payment," Section 5 "Material United States Federal Income Tax Consequences," Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" and Section 14 "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a), (b) The information set forth in the "Introduction," Section 9 "Information Concerning Cubist and Purchaser," Section 11 "Background of the Offer; Contacts and Transactions with Trius," Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions," Section 13 "Dividends and Distributions" and Section 14 "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a), (c)(1)-(7) The information set forth in the "Introduction," Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" and Section 13 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        The information set forth in Section 9 "Information Concerning Cubist and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        The information set forth in Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(5) The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," and Section 15 "Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 13, 2013.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)(A)
Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc., dated July 30, 2013 (incorporated in this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on July 30, 2013).
(a)(5)(B)
Investor Presentation Slideshow, dated July 30, 2013 (incorporated in this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).
(a)(5)(C)	Transcript of July 30, 2013, Investor Presentation (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).
(a)(5)(D)	Form of Communication with infection disease experts (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on August 2, 2013).
(a)(5)(E)	Summary Advertisement published in The Wall Street Journal on August 13, 2013.
(a)(5)(F)	Press Release issued by Cubist Pharmaceuticals, Inc., dated August 13, 2013.
(d)(1)
Agreement and Plan of Merger, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and Trius Therapeutics, Inc. (incorporated in this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).
(d)(2)
Form of Contingent Value Rights Agreement, by and between Cubist Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated in this Schedule TO by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).
(d)(3)
Tender and Voting Agreement, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and the executive officers, directors and certain stockholders affiliated with the directors of Trius Therapeutics, Inc. (incorporated in this Schedule TO by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).
(d)(4)	Mutual Non-Disclosure Agreement, dated as of July 24, 2012 (the "Confidentiality Agreement"), by and between Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc.
(d)(5)	Amendment to Confidentiality Agreement, dated as of July 1, 2013, by and between Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRGO CORPORATION
Dated: August 13, 2013	By:	/s/ THOMAS J. DESROSIER
		Name:	Thomas J. DesRosier
		Title:	Secretary
CUBIST PHARMACEUTICALS, INC.
Dated: August 13, 2013	By:	/s/ THOMAS J. DESROSIER
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES